UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HOLLYFRONTIER CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
435758305
(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS TCTC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		6,822,449

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,212,799

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,212,799

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		6,822,449

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,822,449

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,822,449

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	435758305

1	NAMES OF REPORTING PERSONS Turtle Creek Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		390,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	390,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Company filed May 20, 2011, by the Reporting Persons with the Securities and Exchange Commission (the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated as follows:
This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of HollyFrontier Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 2828 N. Harwood, Suite 1300, Dallas, Texas 75201.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On July 1, 2011, the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 21, 2011, by and among the Company, North Acquisition, Inc., a Wyoming corporation and direct wholly owned subsidiary of the Company (“North Acquisition”), and Frontier Oil Corporation, a Wyoming corporation (“Frontier”) occurred.
Pursuant to the Merger Agreement, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware and Frontier filed Articles of Merger and a Third Amended and Restated Articles of Incorporation with the Secretary of State of the State of Wyoming, pursuant to which North Acquisition merged with and into Frontier, with Frontier continuing as the surviving corporation. Upon consummation of the merger, the Company changed its name from Holly Corporation to HollyFrontier Corporation. The merger consideration paid to Frontier’s shareholders consisted of the right to receive 0.4811 shares of the Company’s Common Stock for each outstanding share of Frontier common stock. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 99.11.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
6/02/2011	Management		650	$60.46	Open Market
6/07/2011	Management		5,000	$59.34	Open Market
6/13/2011	Management		5,000	$61.59	Open Market
6/13/2011	Trust Company		5,000	$61.59	Open Market
6/14/2011	Management		400	$63.11	Open Market
6/14/2011	Management		10,000	$63.26	Open Market

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
6/14/2011	Trust Company		30,000	$63.26	Open Market
6/16/2011	Management		1,000	$62.20	Open Market
6/16/2011	Management		600	$62.27	Open Market
6/17/2011	Trust Company		10,000	$62.89	Open Market
6/21/2011	Management		10,000	$67.33	Open Market
6/21/2011	Trust Company		10,000	$67.33	Open Market
6/22/2011	Trust Company		100,000	$67.52	Open Market
6/27/2011	Management		2,000	$61.23	Open Market
6/28/2011	Trust Company		30,000	$66.57	Open Market
6/29/2011	Trust Company		30,000	$68.76	Open Market
6/30/2011	Management		10,000	$68.94	Open Market
6/30/2011	Management		900	$68.63	Open Market
(1) Excludes commission of $0.05 per share.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)
99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)
99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)
99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)
99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)
99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)
99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2011	TCTC Holdings, LLC
	By:	/s/ R. Craig Knocke
	Name:	R. Craig Knocke
	Title:	Manager

Turtle Creek Trust Company
	By:	/s/ R. Kevin Hardage
	Name:	R. Kevin Hardage
	Title:	President

Turtle Creek Management, LLC
	By:	/s/ Philip Kistler
	Name:	Philip Kistler
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)
99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)
99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)
99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)
99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)
99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)
99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)
99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011).